Exhibit 99.1

Ellomay Capital Announces Results of 2025 Annual General Meeting of Shareholders

Tel-Aviv, Israel, Oct. 23, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today announced that at the annual general meeting of the Company’s shareholders, held on October 23, 2025 (the “AGM”), the following proposals were adopted and approved by the required majority (including the special majority required in connection with proposals 3 and 4):

1.	Reelection of Ben Sheizaf, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Approval of an increase in the authorized share capital of the Company and related amendments to the Company’s Articles of Association and Memorandum of Association and of an amendment to Article 44.3 of the Company’s Articles of Association;

3.	Approval of purchase of directors and officers liability insurance policy;

4.	Approval of updated terms of employment of, and payment of bonus to, Asaf Nehama, the son of Shlomo Nehama, one of the Company’s controlling shareholders; and

5.	Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee.

For more information, please see the Company’s Notice and Proxy Statement relating to the AGM, submitted on Form 6-K to the Securities and Exchange Commission on September 12, 2025.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com